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[LATHAM & WATKINS LLP LETTERHEAD]

September 30, 2011

VIA EDGAR; FEDEX AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief Dennis Hult Kaitlin Tillan Louis Rambo Tim Buchmiller	FOIA Confidential Treatment Request Under 17 C.F.R §200.83
Re:	Intermolecular, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-175877

Dear Mr. Mancuso:

        On behalf of Intermolecular, Inc. (the "Company"), we are hereby filing Amendment No. 2 ("Amendment No. 2") to the Company's above-referenced Registration Statement on Form S-1 for the initial public offering of the Company's common stock, par value $0.001 per share (the "Offering"), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 and amended by Amendment No. 1 on September 9, 2011 (as amended, the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.

        Amendment No. 2 has been revised to reflect the Company's responses to the comments received by email on September 22, 2011 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto.

Prospectus Summary, page 1

1.
We note your response to prior comment 1. Please tell us which of the customers identified in the summary represent 10% or more of your revenue and which customers represent 10% or more of your accounts receivable. Tell us how you determined it is appropriate to group these customers together in the summary given the difference between the amounts of your revenues and accounts receivable.

  Response:    The Company advises the Staff on a supplemental basis that revenue from each of [****] represents 10% or more of the Company's revenue for the year ended December 31, 2010 or the six months ended June 30, 2011. The Company further advises the Staff on a supplemental basis that accounts receivable from each of [****] represent 10% or more of the Company's accounts receivable for the year ended December 31, 2010 or the six months ended June 30, 2011.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 01

  The Company respectfully submits that it is appropriate to group these customers together because both a customer's share of the Company's revenue and a customer's share of the Company's accounts receivable serve as measures of the significance of that customer to the Company's business. For example, the Company has determined that, for the purposes of its financial statements, disclosure of both metrics is advisable to show concentration of risk. The Company believes that disclosure of customers who represent 10% or more of the Company's revenue as well as customers who represent 10% or more of the Company's accounts receivable provides investors with information regarding the concentration of the Company's business as of the end of each financial period presented as well as the anticipated significance of certain customers over future periods. The Company believes that an accurate snapshot of the Company's key customers includes those for whom it has recently provided products or services as well as those to whom it is currently providing products or services. The Company also respectfully advises the Staff that in all but one case those customers who represent 10% or more of the Company's revenue are each also customers who represent 10% or more of the Company's accounts receivable.

Management's Discussion and Analysis

Cost of Revenue, pages 54 and 57

2.
We refer to your response to comment 19 and your revision on page 51. Please include a discussion of the reasons for any significant changes in the cost of revenue as a percentage of revenues.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages 54 and 57 to include a discussion of the reasons for any significant changes in the cost of revenue as a percentage of revenue.

Business, Page 74

3.
Please revise your disclosure to include the substance of your response to prior comment 24.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on page 85 of the Registration Statement to reflect the substance of the Company's response to prior comment 24.

Certain Relationships, page 125

4.
We note your response to prior comment 30. Please provide us with the exhibits, schedules and similar attachments identified in note (1) on page II-5.

  Response:    In response to the Staff's comment, the Company is furnishing the exhibits and schedules to Exhibit 2.1 to the Staff on a supplemental basis under separate cover.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 02

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Unaudited Pro Forma Stockholders' Equity, page F-8, and Unaudited Pro Forma Net Loss per Share of Common Stock, page F-16

5.
Further to your response to prior comment 35, please disclose, consistent with your response, why you reflected the pro forma adjustment.

  Response:    In response to the Staff's comment, the Company has revised the disclosure on pages F-8 and F-16 to reflect the basis for the pro forma adjustment.

Revenue recognition, page F-9

6.
Please tell us in more detail about your revenue recognition policy for collaborative development programs and other services and how you record revenues based on a time and material basis. Discuss how you consider certain customer contracts which require the company to maintain dedicated equipment to support contractual capacity requirements as part of their collaborative development programs. For those contracts, discuss how you determine the accounting for the related minimum payments associated with the dedicated equipment and the amount of revenue allocated to this element of the contract.

  Response:    The Company advises the staff that the Company follows the accounting guidance in ASC 605-10 (formerly Staff Accounting Bulletin No. 104, Revenue Recognition) and that revenue is recognized for collaborative development programs ("CDP") and services in a manner consistent with how work is performed. CDP arrangements typically require Company resources to perform agreed upon experimentation and discovery work throughout the contract period for which the customer has agreed to pay a fixed price, which is typically a consistent monthly or quarterly fee.

  The Company considers CDP arrangements that include specifically identified, dedicated equipment to contain a lease provision, as the Company applies the accounting guidance in ASC 840-10-15-6 (formerly EITF 01-08, Determining Whether an Arrangement Contains a Lease). These arrangements convey to the customer the right to use specific equipment and provide the ability to the customer to direct the use of the equipment as well as control more than a minor amount of the output of the equipment. To date these arrangements have met the requirements to contain operating leases with a lease term that corresponds to the term of the CDP arrangement. Revenue from these leases is recorded as part of CDP and services revenue. The amount of revenue allocated for the lease element is based on its relative fair value, but the impact of the allocation does not change the amount of revenue recognized for the total arrangement as the lease term is consistent with the CDP term. To date the revenue recognized for the lease elements is less than 10% of total revenue and therefore disclosure as a separate line has not been provided.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 03

  The Company considers all contractually fixed payments under an arrangement that is associated with the dedicated equipment to be minimum future payments and discloses those payments in Note 1 and the value of the dedicated equipment in Note 3.

  The Company advises the Staff that the Company has revised its revenue disclosure in Note 1 on page F-10.

Note 9. Net Loss per Share of Common Stock, page F-31

7.
Further to your response to prior comment 37, please explain further why you believe it is probable that the warrants that will be cancelled if they are not exercised in connection with an initial public offering will in fact be exercised. That is, where exercise is not in the control of the company, please explain your basis for assuming exercise. Further, please disclose, consistent with your response, your basis for reflecting the pro forma adjustments.

  Response:    In response to the Staff's comment, the Company respectfully submits that, since the Company anticipates that the price per share of common stock offered in connection with the Offering will be higher than the exercise price of such warrants, it believes that the holders of such warrants will act in an economically rational manner and exercise the warrants, obtaining an item of value instead of allowing the warrants to expire unexercised. The Company will deliver notices to the holders of such warrants to indicate that, where applicable, the Company is opting to require the warrants to be exercised in connection with the Offering or expire unexercised. The Company expects to receive written confirmation of the intention to exercise such warrants from each holder, as applicable, prior to the printing of the preliminary prospectus relating to this Offering, and has therefore reflected the exercise of such warrants as pro forma adjustments.

8.
Also, your response states that the company intends to deliver a notice to the holders of such warrants in accordance with the terms of such warrant that the company is opting to require the warrants to be exercised in connection with the offering. Please clarify why you used the word 'intends' as opposed to stating that the company will deliver the notice. Discuss why there is some uncertainty.

  Response:    The Company advises the Staff that, with respect to the warrants that provide for an automatic exercise / deemed cancellation at the Company's option and which the Company has assumed would be exercised, the Company has begun and will continue the process of delivering a notice to the holders of such warrants in accordance with the terms of such warrant that the Company is opting to require the warrants to be exercised in connection with the Offering and that the warrants will otherwise be deemed to have been cancelled.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 04

9.
Further, with respect to the preferred stock warrant, while we note from your response that you have contacted the holder of such warrant and are currently in the process of making arrangements for such holder to exercise the warrant effective upon the closing of the offering, please tell us why you reflected this as a pro forma adjustment in the absence of a definitive agreement.

  Response:    The Company respectfully submits that the Company had previously contacted the holder of the preferred stock warrant and received verbal indication that such holder intended to exercise the warrant effective upon the closing of the Offering. The Company advises the Staff that if it is not in receipt of a definitive agreement with the holder of such warrant to exercise the warrant effective upon the closing of the Offering prior to the printing of the preliminary prospectus relating to this Offering, then it will remove the warrants from the pro forma adjustments and revise its disclosure with respect to this warrant appropriately.

Note 10. Income Taxes, page F-32

10.
Please update your disclosure for the six month period ended June 30, 2011.

  Response:    In response to the Staff's comment, the Company has amended its disclosure in Note 10 on page F-33 for the six month period ended June 30, 2011.

Note 13. Subsequent Events, page F-36

11.
Further to your response to prior comment 39, please explain further the nature of the contingent terms of your agreement with Symyx and how you evaluated the contingency in determining your accounting. We note from your response that your ownership of the right to the patents is contingent upon an IPO. We also note that you plan to record the asset upon assumption of the liability and, should the prospects of an IPO become unlikely, you will write off the asset as valueless.

  Response:    The Company advises the staff that there are two contingent terms included in the Symyx agreement. The first is a requirement for an initial public offering by the Company and the second is Symyx entering into an underwriting agreement with the Company's managing underwriter.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 05

  In determining the value of the liability associated with the right given to Symyx to sell their shares in an initial public offering by the Company, as one of the inputs, the Company considered the likelihood of an initial public offering occurring prior to the expiration of the Symyx agreement on July 1, 2012 as well as the probability that the sale of Company shares held by Symyx would result in minimum proceeds of $67 million. At the end of each reporting period the Company reassesses the probability of this contingency when determining the value of the liability.

  The second contingency, Symyx signing an underwriting agreement with the Company's managing underwriter, was considered perfunctory and was valued accordingly.

12.
Please also address your consideration of the termination of the company's future royalty obligations under an existing license agreement to the extent they would have accrued after December 31, 2011.

  Response:    In response to the Staff's comment, the Company has amended its disclosure in Note 13 on pages F-37 and F-38 to address the termination of the Company's future royalty obligations to the extent they would have accrued after December 31, 2011.

13.
Also, please tell us the number of shares held by Symyx Technologies, Inc. that are subject to the guarantee.

  Response:    The Company advises the Staff that all 7,936,409 shares of the Company's common stock beneficially owned by Symyx Technologies, Inc. are subject to the guarantee.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 06

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN
Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	David Lazovksy, Intermolecular, Inc. Peter Eidelman, Intermolecular, Inc. Alan Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. – CTR 07

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